Exhibit 99.1

Steakholder Foods® Secures $250,000 in Third SIIRD Grant Installment

Total of non-dilutive $740,000 received to date from $1,000,000 grant, based on the continued development of 3D-printed plant-based fish and eel

Rehovot, Israel, Feb. 13, 2025 (GLOBE NEWSWIRE) -- Steakholder Foods Ltd. (Nasdaq: STKH), a leading innovator in alternative proteins and 3D printing technologies, today announced that it has received its third payment of USD 250,000 from the Singapore-Israel Industrial R&D Foundation (SIIRD). To date the Company has received a total of USD 740,000 from the USD 1,000,000 grant awarded to Steakholder Foods from SIIRD.

The first installment was disbursed in March 2024 following the Company’s successful production of 3D-printed hybrid fish using its proprietary Printer HD144 and Drop Location in Space (DLS)™ printing technologies, and the second milestone payment in November 2024 was triggered by the Company’s creation of plant-based 3D-printed fish and eel. The team is moving forward with new premix blends for the second phase of the project – 3D printed eel, with the third payment corresponding to great advancements in the creation of eel texture and flavor. This involves meticulous model planning, material development, premix formulation, and the final printed product. These advancements underscore Steakholder Foods’ dedication to pushing the boundaries of food technology and offering diverse, sustainable alternatives to traditional seafood.

Arik Kaufman, CEO of Steakholder Foods, said: “We are thrilled to receive this third non-dilutive grant installment from SIIRD, which reflects our significant progress in our collaboration with Umami Bioworks and commitment to advancing food technology. We are excited to continue enhancing our 3D printing capabilities and premix formulations to create additional high-quality, sustainable seafood alternatives.”

About Steakholder Foods

Steakholder Foods is at the forefront of transforming the alternative protein industries through its advanced technology. Founded in 2019, Steakholder Foods specializes in developing and selling 3D-printing production machines, supported by proprietary premix blends, formulated from the highest-quality raw ingredients. These innovative tools are designed to help manufacturers of all sizes efficiently produce foods that meet and exceed consumer expectations for taste, texture, and appearance and offer a safe and sustainable alternative to industrialized meat and seafood production.

Steakholder Foods’ expertise in creating alternative proteins products that replicate the complex textures of traditional meats such as beef steaks, white fish, shrimp, and eel. The company is also exploring the integration of cultivated cells, preparing for future advancements in food technology.

For more information, please visit: https://steakholderfoods.com

Steakholder Foods Ltd. 5 Fikes St., Rehovot 8680500 Israel	contact@steakholderfoods.com +972-73-332-2853

Forward-Looking Statements

This press release contains forward-looking statements concerning Steakholder Foods’ business, operations and financial performance and condition as well as plans, objectives, and expectations for Steakholder Foods’ business operations and financial performance and condition. Any statements that are not historical facts may be deemed to be forward-looking statements. Forward-looking statements reflect Steakholder Foods’ current views with respect to future events and are based on assumptions and subject to known and unknown risks and uncertainties, which change over time, and other factors that may cause Steakholder Foods’ actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and are typically identified with words such as “may,” “could,” “should,” “will,” “would,” “believe,” “anticipate,” “estimate,” “expect,” “aim,” “intend,” “plan” or words or phases of similar meaning and include, without limitation, Steakholder Foods’ expectations regarding the success of the technologies which it is developing, which may require significant additional work before Steakholder Foods can potentially launch commercial sales; Steakholder Foods’ research and development activities associated with printing technologies, including three-dimensional food printing, which involves a lengthy and complex process; Steakholder Foods’ ability to obtain and enforce its intellectual property rights and to operate its business without infringing, misappropriating, or otherwise violating the intellectual property rights and proprietary technology of third parties; and other risks and uncertainties, including those identified in Steakholder Foods’ Annual Report on Form 20-F for the fiscal year ended December 31, 2023, filed with the Securities and Exchange Commission on April 30, 2024. New risks and uncertainties may emerge from time to time, and it is not possible for Steakholder Foods to predict their occurrence or how they will affect Steakholder Foods. If one or more of the factors affecting Steakholder Foods’ forward-looking information and statements proves incorrect, then Steakholder Foods’ actual results, performance or achievements could differ materially from those expressed in, or implied by, forward-looking information and statements contained in this press release. Therefore, Steakholder Foods cautions you not to place undue reliance on its forward-looking information and statements. Steakholder Foods disclaims any duty to revise or update the forward-looking statements, whether written or oral, to reflect actual results or changes in the factors affecting the forward-looking statements, except as specifically required by law.

Press Contact:	Investor Contacts:

Steakholder Foods Ltd.	Steakholder Foods Ltd.
Info@steakholderfoods.com	Investors@steakholderfoods.com

Steakholder Foods Ltd. 5 Fikes St., Rehovot 8680500 Israel	contact@steakholderfoods.com +972-73-332-2853